SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT

UNDER

SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 36

NeighborCare, Inc.

(Name of Subject Company (Issuer))

Omnicare, Inc.

Nectarine Acquisition Corp.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.02 per share

(Including the Associated Preferred Stock Purchase Rights)

(Title of Class of Securities)

64015Y104

(CUSIP Number of Common Stock)

Joel F. Gemunder

President and Chief Executive Officer

Omnicare, Inc.

100 East RiverCenter Boulevard

Covington, Kentucky 41011

(859) 392-3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Persons)

Copies to:

Morton A. Pierce, Esq.

Michael J. Aiello, Esq.

Dewey Ballantine LLP

1301 Avenue of the Americas

New York, New York 10019

(212) 259-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$1,617,371,822	$190,365

*	Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of (i) 44,124,607 shares of the common stock, par value $0.02, including the associated preferred stock purchase rights, of NeighborCare, Inc. (“Shares”), representing all of the outstanding Shares as of July 6, 2005 (less 100 Shares owned by Omnicare, Inc.), (ii) 259,360 Shares to be issued in connection with NeighborCare’s joint plan of reorganization confirmed by the Bankruptcy Court on September 20, 2001 and (iii) 2,159,107 Shares reserved for issuance upon the exercise of outstanding options to purchase Shares.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $14,703	Filing party: Omnicare, Inc.

Form or Registration No.: SC TO-T/A	Date Filed: July 13, 2005

Amount Previously Paid: $175,662	Filing party: Omnicare, Inc.

Form or Registration No.: SC TO	Date Filed: June 4, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer  ☐

This Amendment No. 36 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “Commission”) on June 4, 2004 (the “Schedule TO”) by Omnicare, Inc., a Delaware corporation (“Omnicare”), and Nectarine Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Omnicare. The Schedule TO relates to a tender offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.02 per share, including the associated preferred stock purchase rights, of NeighborCare, Inc. (the “Company”) for a purchase price of $34.75 per share, net to the seller in cash, without interest and less required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 4, 2004 (the “Offer to Purchase”), as amended and supplemented by the first Supplement to the Offer to Purchase, dated June 16, 2005 (the “First Supplement”), the second Supplement to the Offer to Purchase, dated July 13, 2005 (the “Second Supplement”) and in the related revised Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, the First Supplement and the Second Supplement, as hereby or hereafter amended or supplemented from time to time, constitute the “Offer”). Copies of the Offer to Purchase, the First Supplement, the Second Supplement and the related revised Letter of Transmittal are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(JJ), (a)(1)(XX) and (a)(1)(YY), respectively. Capitalized terms used and not defined herein shall have meanings assigned such terms in the Offer to Purchase, the First Supplement, the Second Supplement and the Schedule TO.

Items 1 through 11.

Items 1 through 11 are hereby amended and supplemented with the following information.

The Offer expired at 12:00 Midnight, New York City time, on Wednesday, July 27, 2005. Following the expiration of the Offer, Purchaser accepted for payment all Shares validly tendered and not properly withdrawn. Purchaser has been advised by the Depositary that, as of 12:00 Midnight, New York City time, on Wednesday, July 27, 2005, 42,897,600 shares (including 7,135,202 shares subject to guaranteed delivery) of the Company’s common stock had been validly tendered into the Offer, which, together with the 100 shares of the Company’s common stock already owned by Omnicare, represents approximately 97.2% of the Company’s common stock, thereby satisfying the Offer condition that at least a majority of the total voting power of the outstanding securities of the Company entitled to vote in the election of directors or in a merger (determined on a fully diluted basis) be tendered.

On July 28, 2005, Omnicare announced the successful completion of the Offer and completed the merger without a vote or meeting of shareholders in accordance with Pennsylvania law.

The full text of the press release issued by Omnicare on July 28, 2005 announcing the completion of the Offer and its acquisition of NeighborCare is filed as Exhibit (a)(1)(EEE) hereto, and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 is hereby amended and supplemented with the following information:

Exhibit (a)(1)(EEE) Press release issued by Omnicare, Inc. on July 28, 2005.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2005

OMNICARE, INC.

By:	/s/ Cheryl D. Hodges
Name:	Cheryl D. Hodges
Title:	Senior Vice President and Secretary

NECTARINE ACQUISITION CORP.

By:	/s/ Cheryl D. Hodges
Name:	Cheryl D. Hodges
Title:	Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase dated June 4, 2004.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)	Summary Advertisement, published June 4, 2004.*

(a)(1)(H)	Press release issued by Omnicare on June 4, 2004.*

(a)(1)(I)	Selected material from a presentation of Omnicare, Inc. at the Goldman Sachs Healthcare Conference on June 9, 2004 at the Ritz-Carlton Laguna Niguel, Dana Point, California.*

(a)(1)(J)	Press release issued by Omnicare, Inc. on June 14, 2004.*

(a)(1)(K)	Press release issued by Omnicare, Inc. on June 15, 2004.*

(a)(1)(L)	Selected material from a presentation of Omnicare, Inc. at the Jefferies & Company, Inc. Specialty and Post-Acute Services Conference on June 15, 2004 at the St. Regis Hotel, New York, New York.*

(a)(1)(M)	Press release issued by Omnicare, Inc. on June 25, 2004.*

(a)(1)(N)	Press release issued by Omnicare, Inc. on July 13, 2004.*

(a)(1)(O)	Press release issued by Omnicare, Inc. on July 26, 2004.*

(a)(1)(P)	Excerpts from the Transcript of Omnicare, Inc.’s Second Quarter 2004 Conference Call, dated July 26, 2004.*

(a)(1)(Q)	Press release issued by Omnicare, Inc. on July 30, 2004.*

(a)(1)(R)	Selected material from a presentation of Omnicare, Inc. at the Omnicare, Inc. Management Conference on August 14, 2004.*

(a)(1)(S)	Press release issued by Omnicare, Inc. on September 1, 2004.*

(a)(1)(T)	Press release issued by Omnicare, Inc. on October 1, 2004.*

(a)(1)(U)	Press release issued by Omnicare, Inc. on November 1, 2004.*

(a)(1)(V)	Excerpt from the Transcript of Omnicare, Inc.’s Third Quarter 2004 Conference Call, dated October 28, 2004.*

(a)(1)(W)	Press release issued by Omnicare, Inc. on December 1, 2004.*

(a)(1)(X)	Press release issued by Omnicare, Inc. on December 23, 2004.*

(a)(1)(Y)	Press release issued by Omnicare, Inc. on January 7, 2005.*

(a)(1)(Z)	Selected material from a presentation of Omnicare, Inc. at the JPMorgan 23rd Annual Healthcare Conference on January 13, 2005 at the Westin St. Francis Hotel, San Francisco, California.*

(a)(1)(AA)	Press release issued by Omnicare, Inc. on February 7, 2005.*

(a)(1)(BB)	Excerpts from the Transcript of Omnicare, Inc.’s Fourth Quarter 2004 Conference Call, dated February 24, 2005.*

(a)(1)(CC)	Press release issued by Omnicare, Inc. on March 4, 2005.*

(a)(1)(DD)	Press release issued by Omnicare, Inc. on April 1, 2005.*

(a)(1)(EE)	Press release issued by Omnicare, Inc. on April 4, 2005.*

(a)(1)(FF)	Press release issued by Omnicare, Inc. on April 29, 2005.*

(a)(1)(GG)	Excerpt from the Transcript of Omnicare, Inc.’s First Quarter 2005 Conference Call, dated April 28, 2005.*

(a)(1)(HH)	Press release issued by Omnicare, Inc. on May 3, 2005.*

(a)(1)(II)	Press release issued by Omnicare, Inc. on June 3, 2005.*

(a)(1)(JJ)	Supplement to the Offer to Purchase dated June 16, 2005.*

(a)(1)(KK)	Revised Letter of Transmittal.*

(a)(1)(LL)	Revised Notice of Guaranteed Delivery.*

(a)(1)(MM)	Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(NN)	Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(OO)	Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9.*

(a)(1)(PP)	Press release issued by Omnicare, Inc. on June 16, 2005.*

(a)(1)(QQ)	Press release issued by Omnicare, Inc. on June 16, 2005.*

(a)(1)(RR)	Selected material from a presentation of Omnicare, Inc., at the Goldman Sachs Healthcare Conference on June 16, 2005 at the Ritz-Carlton, Laguna Nigel, Dana Point, California.*

(a)(1)(SS)	Press release issued by Omnicare, Inc. on June 27, 2005.*

(a)(1)(TT)	Press release issued by Omnicare, Inc. on June 30, 2005.*

(a)(1)(UU)	Press release issued by Omnicare, Inc. on July 5, 2005.*

(a)(1)(VV)	Press release issued by Omnicare, Inc. and NeighborCare, Inc. on July 7, 2005.*

(a)(1)(WW)	Letter to Omnicare, Inc. employees, dated July 7, 2005.*

(a)(1)(XX)	Second Supplement to the Offer to Purchase dated July 13, 2005.*

(a)(1)(YY)	Revised Letter of Transmittal.*

(a)(1)(ZZ)	Revised Notice of Guaranteed Delivery.*

(a)(1)(AAA)	Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(BBB)	Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(CCC)	Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9.*

(a)(1)(DDD)	Press release issued by Omnicare, Inc. on July 13, 2005.*

(a)(1)(EEE)	Press release issued by Omnicare, Inc. on July 28, 2005.

(a)(5)(A)	Agreement and Plan of Merger, dated July 6, 2005, by and among Omnicare, Inc., Nectarine Acquisition Corp. and NeighborCare, Inc.*

(b)(1)	Commitment Letter Agreement among JPMorgan Chase Bank, J.P. Morgan Securities Inc., Lehman Commercial Paper Inc., Lehman Brothers Inc., SunTrust Bank, SunTrust Capital Markets, Inc., Canadian Imperial Bank of Commerce, CIBC World Markets Corp., Merrill Lynch Bank USA, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Omnicare Inc., dated June 3, 2004.*

(b)(2)	Commitment Letter Amendment, among JPMorgan Chase Bank, N.A., J.P. Morgan Securities, Inc., Lehman Commercial Paper Inc., Lehman Brothers Inc., SunTrust Bank, SunTrust Capital Markets, Inc., Canadian Imperial Bank of Commerce, CIBC World Markets Corp., Merrill Lynch Bank USA, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Omnicare, Inc., dated April 28, 2005.*

(b)(3)	Commitment Letter Amendment No. 2, among JPMorgan Chase Bank, N.A., J.P. Morgan Securities, Inc., Lehman Commercial Paper Inc., Lehman Brothers Inc., SunTrust Bank, SunTrust Capital Markets, Inc., Canadian Imperial Bank of Commerce, CIBC World Markets Corp., Merrill Lynch Bank USA, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Omnicare, Inc., dated June 16, 2005.*

(b)(4)	Amended and Restated Commitment Letter, among JPMorgan Chase Bank, N.A., J.P. Morgan Securities, Inc., Lehman Commercial Paper Inc., Lehman Brothers Inc., SunTrust Bank, SunTrust Capital Markets, Inc., Canadian Imperial Bank of Commerce, CIBC World Markets Corp., Merrill Lynch Bank USA, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wachovia Bank, National Association, Wachovia Capital Markets, LLC and Omnicare, Inc., dated July 6, 2005.*

(d)(1)	Non-Disclosure Agreement dated July 1, 2005, by and among Omnicare, Inc., Nectarine Acquisition Corp. and NeighborCare, Inc.*

(g)	None.

(h)	None.

*	previously filed